

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 4, 2014

ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

77 West Wacker Drive, Suite 4600 Chicago, Illinois	**60601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(312) 634-8100**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition.**

On November 4, 2014, Archer-Daniels-Midland Company (ADM) issued a press release announcing third quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ADM is making reference to non-GAAP financial measures in both the press release and the conference call. A reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures is contained in the attached press release.

Item 9.01   **Financial Statements and Exhibits.**

(d) Exhibits   The following exhibits are furnished or filed, as applicable, herewith:

99.1   Press release dated November 4, 2014 announcing third quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: November 4, 2014   By <u>/s/ D. Cameron Findlay</u>

                      D. Cameron Findlay

                      Senior Vice President, General Counsel, and Secretary

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated November 4, 2014



Exhibit 99.1

Archer Daniels Midland Company
77 West Wacker Drive
Chicago, Illinois 60601

ADM

ADM Reports Adjusted Third Quarter 2014 Earnings of $0.81 per Share

Adjusted EPS up 72 percent from year-ago period
Net earnings of $747 million, or $1.14 per share

CHICAGO, Nov. 4, 2014 – Archer Daniels Midland Company (NYSE: ADM) today reported financial results for the quarter ended Sept. 30, 2014.

The company reported adjusted earnings per share[1] of $0.81, up from $0.47 in the same period last year. Adjusted segment operating profit[1] was $914 million, up 45 percent from $632 million in the year-ago period.

Net earnings for the quarter were $747 million, or $1.14 per share, and segment operating profit[1] was $1.07 billion.

"The team delivered very strong results in the third quarter and made significant progress improving earnings and returns," said ADM Chairman and CEO Patricia Woertz. "Corn Processing managed their product mix to serve good demand and optimize margins. Continued improvement in international merchandising results supported the ongoing recovery of Ag Services. And Oilseeds Processing again delivered solid results overall, benefiting from good demand and its diverse footprint and product portfolio.

"We also continued to advance our portfolio management. Since the beginning of the third quarter, we signed a deal to sell our global chocolate business; we reached an agreement to acquire Specialty Commodities Incorporated; and we completed our acquisition of WILD Flavors.

"In mid-October, we completed our previously announced buyback of 18 million shares, ahead of our year-end target. Given the strength of our balance sheet and our strong cash flows, we expect to repurchase up to 10 million more shares by the end of 2014."

Third Quarter 2014 Highlights[1]

- Adjusted EPS of $0.81 excludes approximately $315 million in pretax LIFO income; a $156 million pretax gain on the expansion of the ADM-Marubeni joint venture; and a $102 million pretax loss on foreign exchange hedging of the WILD Flavors equity purchase. As a result of Euro depreciation, and net of these hedging losses, ADM's purchase price of the WILD Flavors equity was $114 million below the price at signing.
- Oilseeds Processing was in line with last year's solid result, with the impact from slower farmer selling in South America offset by stronger global softseed, soybean and biodiesel results.
- Corn Processing increased $176 million on improved margins in ethanol and sweeteners.
- Agricultural Services increased $57 million, with improvements in international merchandising and transportation.
- Trailing four-quarter-average adjusted ROIC was 8.5 percent, up 280 basis points year over year.
- The net debt position of the company declined to $0.7 billion, compared with $3.4 billion at the end of the same period last year, which also resulted in a lower net interest expense.

[1] Non-GAAP financial measures; see pages 4 and 9 for explanations and reconciliations, including after-tax amounts.

Oilseeds Earnings Solid, with Lower South American Origination Offset by Improved Global Oilseed Processing, Biodiesel and Cocoa

Oilseeds operating profit of $366 million was similar to the same period one year earlier.

Crushing and origination operating profit declined $28 million to $214 million. Softseed results improved significantly, driven primarily by European rapeseed margins and volumes. Soybean crushing results rose as South American and European operations saw higher capacity utilization and better margins. However, continued slow farmer selling limited origination volumes and profits in South America.

Refining, packaging, biodiesel and other generated a profit of $96 million for the quarter, up $11 million, with improved results from biodiesel in North America and Europe.

Cocoa and other earned $30 million in the quarter, up $20 million from the year-ago period, reflecting the improved margin environment and higher capacity utilization in the cocoa business.

Oilseeds results in Asia for the quarter were down $3 million from the same period last year, principally reflecting weaker results from Wilmar International Limited.

Corn Processing Results Improved Significantly on Strong Performances Across the Segment

Corn processing operating profit nearly doubled from $180 million to $356 million.

Sweeteners and starches results increased $63 million to $171 million on steady volumes, with the expected lower average selling prices more than offset by the benefit of lower net corn costs.

Bioproducts results increased $113 million to $185 million driven by solid ethanol demand and margins through most of the quarter.

Agricultural Services Results Improve on International Merchandising and Transportation

Agricultural Services operating profit was $159 million, up $57 million from the year-ago period. This excludes a gain of $156 million related to the expansion of the ADM-Marubeni joint venture, Pacificor, formerly the Kalama Export Company. Last year's result included approximately $30 million related to intercompany insurance settlements.

Merchandising and handling earnings increased $60 million to $64 million, with significant improvements in international merchandising results more than offsetting the impact of the normal seasonal decline in U.S. export volumes until harvest began in September.

Transportation results increased $14 million to $35 million, with higher barge freight volumes and rates.

Milling and other results declined $17 million to $60 million on lower margins and volumes in the milling business.

Other Items of Note

This quarter's effective tax rate was 28 percent, versus 32 percent in the same period last year.

ADM incurred a $102 million pretax loss on foreign exchange hedging of the WILD Flavors equity purchase. During the period from signing on July 5 to closing on Oct. 1, ADM progressively hedged the anticipated cash outflow related to the equity purchase. The Euro depreciated significantly, particularly in the month of September, resulting in losses on those hedges. As a result of the overall depreciation of the Euro, ADM's total purchase price of the equity, net of these hedging losses, was $114 million lower than on July 5, when the purchase agreement was signed.

Included in Corporate results was a $56 million loss related to updated valuations of CIP's portfolio of investments. ADM holds a 43.7 percent equity interest in CIP, a joint venture that targets investments in food, feed ingredients and bioproducts businesses.

As additional information to help clarify underlying business performance, the tables on page 9 include both adjusted EPS as well as adjusted EPS excluding significant timing effects.

Conference Call Information

ADM will host a conference call and audio webcast on Nov. 4, 2014, at 8 a.m. Central Time to discuss financial results and provide a company update. A financial summary slide presentation will be available to download approximately 60 minutes prior to the call. To listen to the call via the Internet or to download the slide presentation, go to www.adm.com/webcast. To listen by telephone, dial (888) 522-5398 in the U.S. or (706) 902-2121 if calling from outside the U.S. The access code is 14811848.

Replay of the call will be available from Nov. 5, 2014, to Nov. 11, 2014. To listen to the replay by telephone, dial (855) 859-2056 in the U.S. or (404) 537-3406 if calling from outside the U.S. The access code is 14811848. The replay will also be available online for an extended period of time at www.adm.com/webcast.

About ADM

For more than a century, the people of Archer Daniels Midland Company (NYSE: ADM) have transformed crops into products that serve the vital needs of a growing world. Today, we're one of the world's largest agricultural processors and food ingredient providers, with more than 33,000 employees serving customers in more than 140 countries. With a global value chain that includes more than 470 crop procurement locations, 285 ingredient manufacturing facilities, 40 innovation centers and the world's premier crop transportation network, we connect the harvest to the home, making products for food, animal feed, chemical and energy uses. Learn more at www.adm.com.

Archer Daniels Midland Company

Media Relations	**Investor Relations**
David Weintraub	Christina Hahn
217-424-5413	217-451-8286

Financial Tables Follow

Segment Operating Profit and Corporate Results
A non-GAAP financial measure
(unaudited)

(In millions)	Quarter ended September 30 2014	2013	Change	Nine months ended September 30 2014	2013	Change
Oilseeds Processing Operating Profit						
Crushing and origination	$ 214	$ 242	$ (28)	$ 538	$ 583	$ (45)
Refining, packaging, biodiesel, and other	96	85	11	328	286	42
Cocoa and other (excluding timing effects)	30	10	20	80	(34)	114
Cocoa hedge timing effects*	(4)	(5)	1	(29)	11	(40)
Asia	26	29	(3)	106	149	(43)
Total Oilseeds Processing	$ 362	$ 361	$ 1	$ 1,023	$ 995	$ 28
Corn Processing Operating Profit						
Sweeteners and starches (excluding specified items)	$ 171	$ 108	$ 63	$ 414	$ 339	$ 75
Bioproducts (excluding specified items)	185	72	113	480	246	234
Corn hedge timing effects*	7	(11)	18	12	(40)	52
Asset impairment charges*	—	(10)	10	—	(10)	10
Total Corn Processing	$ 363	$ 159	$ 204	$ 906	$ 535	$ 371
Agricultural Services Operating Profit						
Merchandising and handling (excluding specified item)	$ 64	$ 4	$ 60	$ 248	$ 104	$ 144
Gain on expansion of JV*	156	—	156	156	—	156
Milling and other	60	77	(17)	172	200	(28)
Transportation	35	21	14	95	30	65
Total Agricultural Services	$ 315	$ 102	$ 213	$ 671	$ 334	$ 337
Other Operating Profit						
Financial	$ 33	$ (16)	$ 49	$ 52	$ 19	$ 33
Total Other	$ 33	$ (16)	$ 49	$ 52	$ 19	$ 33
Segment Operating Profit	$ 1,073	$ 606	$ 467	$ 2,652	$ 1,883	$ 769
*Memo: Adjusted Segment Operating Profit	$ 914	$ 632	$ 282	$ 2,513	$ 1,922	$ 591
Corporate Results						
LIFO credit (charge)	$ 315	$ 298	$ 17	$ 229	$ 225	$ 4
Interest expense - net	(72)	(105)	33	(243)	(314)	71
Unallocated corporate costs	(107)	(97)	(10)	(296)	(250)	(46)
Other charges	(102)	26	(128)	(133)	(79)	(54)
Minority interest and other	(74)	(19)	(55)	(75)	(64)	(11)
Total Corporate	$ (40)	$ 103	$ (143)	$ (518)	$ (482)	$ (36)
Earnings Before Income Taxes	$ 1,033	$ 709	$ 324	$ 2,134	$ 1,401	$ 733

Segment operating profit is ADM's consolidated income from operations before income tax excluding corporate items. Adjusted segment operating profit is segment operating profit adjusted, where applicable, for specified items and timing effects (see items denoted*). Timing effects relate to hedge ineffectiveness and mark-to-market hedge timing effects. Management believes that segment operating profit and adjusted segment operating profit are useful measures of ADM's performance because they provide investors information about ADM's business unit performance excluding corporate overhead costs as well as specified items and timing effects. Segment operating profit and adjusted segment operating profit are non-GAAP financial measures and are not intended to replace earnings before income tax, the most directly comparable GAAP financial measure. Segment operating profit and adjusted segment operating profit are not measures of consolidated operating results under U.S. GAAP and should not be considered alternatives to income before income taxes or any other measure of consolidated operating results under U.S. GAAP.

Consolidated Statements of Earnings
(unaudited)

	Quarter ended September 30		Nine months ended September 30	
	2014	2013	2014	2013
	(in millions, except per share amounts)			
Revenues	$ 18,117	$ 21,393	$ 60,307	$ 65,661
Cost of products sold	16,647	20,237	56,990	62,942
Gross profit	1,470	1,156	3,317	2,719
Selling, general, and administrative expenses	451	429	1,270	1,317
Asset impairment, exit, and restructuring costs	—	23	31	23
Equity in (earnings) losses of unconsolidated affiliates	(21)	(63)	(231)	(262)
Interest income	(16)	(12)	(62)	(68)
Interest expense	79	105	251	318
Other (income) expense - net	(56)	(35)	(76)	(10)
Earnings before income taxes	1,033	709	2,134	1,401
Income taxes	(285)	(228)	(586)	(424)
Net earnings including noncontrolling interests	748	481	1,548	977
Less: Net earnings (losses) attributable to noncontrolling interests	1	5	1	9
Net earnings attributable to ADM	$ 747	$ 476	$ 1,547	$ 968
Diluted earnings per common share	$ 1.14	$ 0.72	$ 2.35	$ 1.46
Average number of shares outstanding	653	664	658	663
Other (income) expense - net consists of:				
Gain on sales of assets/business (a)	$ (163)	$ (6)	$ (197)	$ (27)
Net loss (gain) on marketable securities transactions	—	(2)	—	(7)
(Gain) Loss on foreign exchange hedges	102	(26)	102	25
Other - net	5	(1)	19	(1)
	$ (56)	$ (35)	$ (76)	$ (10)

(a) Current period gain includes disposals in Oilseeds (Q3 $1 million, YTD $16 million), Corn (Q3 $1 million, YTD loss $1 million), Ag Services (Q3 $161 million, YTD $181 million), and Corporate (Q3 $0, YTD $1 million). The current period gain in Ag Services is due principally to a $156 million gain on the expansion of the ADM-Marubeni joint venture in Q3 and other individually insignificant disposals. Prior period gain includes individually insignificant disposals in Oilseeds (Q3 $1 million, YTD $9 million), Corn (Q3 $1 million, YTD $4 million), Ag Services (Q3 $28 million, YTD $34 million), Other (Q3 $3 million, YTD $9 million) and a loss in Corporate (Q3 $27 million, YTD $29 million).

Summary of Financial Condition
(Unaudited)

	September 30, 2014		September 30, 2013	
	(in millions)			
NET INVESTMENT IN				
Cash and cash equivalents (b)	$	4,539	$	3,252
Short-term marketable securities (b)		348		242
Operating working capital (a)		8,196		10,363
Property, plant, and equipment		9,995		10,125
Investments in and advances to affiliates		3,513		3,183
Long-term marketable securities		518		685
Other non-current assets		1,156		1,365
	$	28,265	$	29,215
FINANCED BY				
Short-term debt (b)	$	177	$	364
Long-term debt, including current maturities (b)		5,364		6,520
Deferred liabilities		2,463		2,765
Shareholders' equity		20,261		19,566
	$	28,265	$	29,215

(a) Current assets (excluding cash and cash equivalents and short-term marketable securities) less current liabilities (excluding short-term debt and current maturities of long-term debt).

(b) Net debt is calculated as short-term debt plus long-term debt, including current maturities less cash and cash equivalents and short-term marketable securities.

Summary of Cash Flows
(unaudited)

	Nine months ended September 30	
	2014	2013
	(in millions)	
Operating Activities		
Net earnings	$ 1,548	$ 977
Depreciation and amortization	646	681
Other - net	(247)	(212)
Changes in operating assets and liabilities	2,477	3,423
Total Operating Activities	4,424	4,869
Investing Activities		
Purchases of property, plant and equipment	(605)	(659)
Net assets of businesses acquired	(3)	(35)
Marketable securities - net	66	296
Other investing activities	122	224
Total Investing Activities	(420)	(174)
Financing Activities		
Long-term debt borrowings	1	23
Long-term debt payments	(1,167)	(265)
Net borrowings (payments) under lines of credit	(178)	(2,489)
Purchases of treasury stock	(702)	(95)
Cash dividends	(470)	(376)
Acquisition of noncontrolling interest	(157)	—
Other	87	45
Total Financing Activities	(2,586)	(3,157)
Increase (decrease) in cash and cash equivalents	1,418	1,538
Cash and cash equivalents - beginning of period	3,121	1,714
Cash and cash equivalents - end of period	$ 4,539	$ 3,252

Segment Operating Analysis
(unaudited)

	Quarter ended September 30		Nine months ended September 30	
	2014	2013	2014	2013
	(in '000s metric tons)			
<ins>Processed volumes</ins>				
Oilseeds	7,235	7,191	23,709	22,928
Corn	6,039	5,794	18,124	17,314
Milling and Cocoa	1,904	1,878	5,465	5,364
Total processed volumes	15,178	14,863	47,298	45,606

	Quarter ended September 30		Nine months ended September 30	
	2014	2013	2014	2013
	(in millions)			
<ins>Revenues</ins>				
Oilseeds Processing	$ 7,854	$ 9,216	$ 24,498	$ 26,695
Corn Processing	2,896	3,393	8,797	10,084
Agricultural Services	7,284	8,751	26,771	28,781
Other	83	33	241	101
Total revenues	$ 18,117	$ 21,393	$ 60,307	$ 65,661

Adjusted Earnings Per Share
A non-GAAP financial measure
(unaudited)

	Quarter ended September 30		Nine months ended September 30	
	2014	2013	2014	2013
Reported EPS (fully diluted)	$ 1.14	$ 0.72	$ 2.35	$ 1.46
Adjustments:				
LIFO (credit) charge (a)	(0.30)	(0.28)	(0.22)	(0.21)
Gain on sale of asset (b)	(0.15)	—	(0.15)	—
Wild-related charges (c)	0.10	—	0.10	—
Restructuring/relocation charges (d)	—	—	0.03	—
FCPA charges (e)	—	—	—	0.06
Asset impairment charges (f)	—	0.02	—	0.02
GrainCorp-related charges (gains) (g)	—	(0.02)	—	0.03
Effective tax rate adjustments (h)	0.02	0.03	—	0.02
Sub-total adjustments	(0.33)	(0.25)	(0.24)	(0.08)
Adjusted earnings per share (non-GAAP)	$ 0.81	$ 0.47	$ 2.11	$ 1.38
Memo: Timing effects (gain) loss				
Corn (i)	—	0.01	(0.01)	0.04
Cocoa (j)	—	0.01	0.03	(0.01)
Sub-total timing effects	—	0.02	0.02	0.03
Adjusted EPS excluding timing effects (non-GAAP)	$ 0.81	$ 0.49	$ 2.13	$ 1.41

(a) The company's pretax changes in its LIFO reserves during the period, tax effected using the Company's U.S. effective income tax rate.
(b) Gain of $156 million, pretax, upon the Company's effective dilution in the Pacificor (formerly Kalama Export Company) joint venture, resulting from the contribution of additional assets by another member in exchange for new equity units, tax effected using the Company's U.S. effective income tax rate.
(c) The loss on Euro foreign currency derivative contracts to economically hedge the anticipated Wild Flavors acquisition of $102 million, pretax, tax effected using the Company's U.S. effective income tax rate.
(d) Relocation of the global headquarters to Chicago, Ill., costs related to integration of Toepfer following the acquisition of the noncontrolling interest, and other restructuring charges totaling $31 million, pretax, tax effected using the applicable tax rates.
(e) Charges, net of estimated tax, related to settlements with government agencies pertaining to potential violations of anti-corruption practices.
(f) The asset impairment charges related to certain fixed assets and investments of $23 million, pretax, tax effected using the Company's U.S. effective income tax rate.
(g) Certain charges (gains) related to the Company's interest in GrainCorp, tax effected using the Company's U.S. effective income tax rate.
(h) Impact to EPS due to the change in annual effective tax rate.
(i) Corn timing effects for corn hedge ineffectiveness losses tax effected using the Company's U.S. effective income tax rate.
(j) Cocoa timing effects tax effected using the Company's effective income tax rate.

Adjusted EPS and adjusted EPS excluding timing effects reflect ADM's fully diluted EPS after removal of the effect on Reported EPS of certain specified items and timing effects as more fully described above. Management believes that these are useful measures of ADM's performance because they provide investors additional information about ADM's operations allowing better evaluation of ongoing business performance. These non-GAAP financial measures are not intended to replace or be an alternative to Reported EPS, the most directly comparable GAAP financial measure, or any other measures of operating results under GAAP. Earnings amounts in the tables above have been divided by the company's diluted shares outstanding for each respective quarter in order to arrive at an adjusted EPS amount for each specified item and timing effect.